4/16


03022963

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Silver Reserve

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3449 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

82-3449

First Silver

Reserve Inc.

AR/S
12-31-02



Annual Report 2002

CORPORATE PROFILE

First Silver Reserve Inc. is a silver mining company focused on profitable production of silver through its 100% owned San Martin silver mine, located 250 km north of Guadalajara in Jalisco State, Mexico. The mine has been in continuous production since 1983 and produced 2.4 million ounces of silver in 2002. The Company is focused on increasing its silver resources. First Silver does not hedge its silver production, allowing shareholders maximum leverage on an increase in silver prices.

First Silver Reserve Inc.'s shares are listed on the Toronto Stock Exchange (trading symbol FSR).

The Company's goal is to maintain its silver production while *increasing* its silver resources in order to provide shareholders with a premium silver investment.


San Martin Mine Historical Silver Production 1990 - 2002
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
484,704
669,121
563,868
548,337
812,650
1,684,508
2,148,719
2,250,718
2,340,000
2,290,000
2,315,000
2,393,186
2,399,500
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

CHAIRMAN'S REPORT TO SHAREHOLDERS



2002 will not be remembered for robust commodity prices, although silver prices did rise slightly. The average price of silver improved 5.7 % to $4.60 per ounce and ended the year at $4.67 per ounce. Currently, the price of silver is $4.80, which is above our total cost of $4.32 per ounce of silver. Given that the physical silver market has averaged a 120 million ounce deficit each year for the past 14 years, Management believes that silver prices will eventually rise significantly.

To be in a position to take advantage of higher future silver prices, silver mining companies must be able to survive periods of low commodity prices.

In 2002, management continued to reduce non-essential expenditures and these measures were responsible for limiting our 2002 loss to US$0.01 per share, which compares favourably with our peer group of North American silver producers.

Nonetheless, we are striving to return your Company to profitability in 2003.

Our share price opened the year at C$0.72 per share, closed at C$1.37 per share on December 31, 2002 and averaged C$1.15 per share for the year. These figures are an improvement over our 2001 average share price of $0.61 and reflect growing investor demand for quality silver investments. According to Goldfields Mineral Services Ltd. 2002 Silver Survey, we are the 13th largest primary silver mine in the world. We remain one of the few publicly traded primary silver producers in the world, and we look forward to the Company's share price increasing with an increase in silver prices.

The main challenge for the Company in the next year will be to expand its reserve base while maintaining production. Mine geology staff have identified several high potential areas for near term discoveries and have implemented a well-designed program to test these targets, which includes over 7,000 m of diamond drilling. Our new Rosario haulage adit requires 400 m of drifting for completion. Our main development priority in 2003 remains the completion of this adit.

In anticipation of a rise in the price of silver, First Silver has not hedged any of its silver production and has no plans to do so at current prices. The Company's goal remains to provide shareholders with a premium silver investment.

In closing, I would like to once again commend the dedication and work of our Mexican management team and operating workforce and thank shareholders for their continued patience as the Company positions itself for a profitable future.

Respectively submitted



President, Chairman & Chief Executive Officer

May 5, 2003

OPERATIONS REVIEW

The San Martin Mine is located near the town of San Martin de Bolanos on the Bolanos River in Northern Jalisco State, Mexico. The operation is 250 km from Guadalajara with access via a paved highway. The mine is 10 km southwest of the town at about 1,100 meters above sea level, while the processing facilities are southeast of the town at an elevation of 820 meters above sea level.


Jerez
Zacatecas
Tepetongo
Colotlán
Bolanos
Momax
Aguascalientes
Calvillo
Tlaltenango
SAN MARTIN
Tepechitlán
Jalpa
Teul
San Cristobal
Belenes
GUADALAJARA
N

The San Martin mine has been in operation since 1983 and has produced approximately 23.4 million troy ounces of silver from 2.85 million tonnes of ore. Table 1 presents the key mill production figures from 1989 to 2002. Approximately 18 million ounces of silver have been produced since 1994.

The operation consists of an underground silver mine which is developed on nine trackless horizontal levels, each one of which is individually accessible from surface. These levels, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa Maria, San Jose, Santa Elena and La Escondida. Each level is approximately 35 meters apart vertically.

Stope development is performed by Company personnel utilizing jackleg drills and trackless single-boom jumbos, 2 to 3 cubic yard LHD's (scooptrams) and 10 tonne-capacity underground dump trucks. Up to 70 contract miners are engaged to provide exploration development. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The mine operates three shifts per day, six days per week with 195 personnel associated with the mine operation.

The ore is stockpiled on surface, prior to being loaded into 22 tonne trucks for the 15 km downhill journey to the mill.

The mill operates 24 hours-per-day, seven days-per-week and is capable of processing approximately 800 tonnes-per-day of silver ore. Processing includes crushing, grinding, gravity concentration, cyanidation, counter-current washing and precipitation of silver with zinc. Precipitates are smelted to produce Dore for shipment to a refinery while gravity concentrates are shipped to a Penoles smelter.

There are 73 personnel in the mill department, including all process operations and maintenance personnel.

In 2002, the average ore grade was 331 grams per tonne (gpt) of silver and 0.5 gpt gold. Overall plant recoveries for silver and gold were 87 and 80 percent, respectively.

During 2002 First Silver processed approximately 258,000 tonnes of ore and shipped Dore product which contained 2.31 million ounces of silver and 2,791 ounces of gold.

The Company also shipped 204 tonnes of gravity concentrates to a smelter that contained 91,563 ounces of silver and 341 ounces of gold, which represented 3.8 percent and 10.9 percent of the overall silver and gold production, respectively.

Table 1 First Silver Reserve Inc.
Key Mill Production Figures
1989 - 2002

Year	Tonnes Milled	Ounces Silver Produced	Ounces Silver Produced/Tonne Milled
1989	88,987	206,304	2.32
1990	99.947	484,704	4.85
1991	89,816	669,121	7.45
1992	72,105	563,868	7.82
1993	71,777	548,337	7.64
1994	77,313	812,650	10.51
1995	135,690	1,684,508	12.41
1996	171,099	2,148,719	12.56
1997	206,770	2,258,759	10.92
1998	257,924	2,337,123	9.06
1999	273,791	2,288,608	8.36
2000	262,768	2,315,143	8.81
2001	260,660	2,393,186	9.18
2002	258,219	2,399,500	9.29

Table 2
Zuloaga Mineable Reserves and Inferred Resources
As at December 31, 2000

Category	Tonnes*	Silver grade		Contained Silver (million ounces)
		grams/ tonne	ounces/ tonne	
Proven	993,000	300	9.65	9.578
Probable	289,000	270	8.68	2.514
Total Mineable Reserves	1,282,000	293	9.42	12.093
Total Inferred Resources	6,206,000	150	4.82	29.928

* First Silver uses conventional manual methods to calculate the average tonnage and grade of reserves and resources. The "proven" ore category of the mineable reserve has been projected 25 meters from the last ore grade data source and the "probable" ore category has been projected another 25 meters beyond the proven ore. Any material beyond the probable category is classed as an inferred resource

Reserves and Resources

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method is consistent with reserve and resource definitions contained in National Instrument 43-101. A summary of the mineable reserves, including 17% mining dilution and a 95% mining recovery, and the inferred resource, is presented in Table 2. In the 24 months since the

the PAH report, the Company has processed 518,879 tonnes and produced 4,792,686 ounces of silver.

Check Assays

The Company has adopted an assaying policy which complies with the January, 1999 Final Report of the *Mining Standards Task Force* of the Toronto Stock Exchange. In 2002, 8.3% of exploration assays, along with development and mill samples were sent to a commercial laboratory, ALS-Chemex Laboratories, for independent assay. In 2000, as part of its reserve audit, PAH compared the results of 237 Chemex silver assays with assays from the mine laboratory. PAH found that the two groups of assays had a correlation coefficient of 0.825, which PAH found to be reasonable. In early 2003, Dr. Peter Megaw, a professional geologist, compared the 2002 check assay data with the plots prepared by PAH and found that the assay data remain consistent.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

To the west of the current mine workings lies the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha), This area, termed "El Banco", remains a prime exploration target. To reach this area, the Company has developed a horizontal drift, which, by the end of 2002, has progressed 900 m and which has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m). Recent drilling on the Ballenas level, just west of the vertical projection of the El Banco surface mineralization, has provided indications of more substantial mineralization lying above the Ballenas level. For 2003, mine staff have embarked on a $750,000 exploration program focused on the Zuloaga and Rosario-Condesa veins. This program, to be primarily funded by internally generated cash flow, includes 7,035 m of diamond drilling, 778 m of cross-cuts and 270 m of new direct headings on the Zuloaga vein to the west.

The completion of a new haulage adit will also improve mine access and ventilation. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,080 m have been developed. When completed, the adit will allow a second access to the mine for safety and improved ventilation and will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2002 due to limited funding. The Company intends to complete the adit in 2003.

Minesite Exploration

At December 31, 2002, First Silver controlled 21,925 hectares (54,176 acres) of mineral rights surrounding the mine. Subsequent to year-end, 14,684 hectares (36,284 acres) of peripheral claims were dropped. First Silver also owns about 1,370 hectares (3,385 acres) of surface land surrounding the mine and another 100 hectares (247 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. An April, 2003 report by Dr. Peter Megaw has recommended an aggressive minesite and regional exploration program to uncover the extensive exploration potential of the district

OTHER EXPLORATION AND DEVELOPMENT PROJECTS

The Company continues to hold 8 precious metals exploration properties. These eight properties cover 635 hectares (1,569acres) and are located in Jalisco State, Mexico. The properties all have a production history and have been placed in inventory until metal prices and resources permit detailed exploration.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

During the year First Silver produced 2.4 million ounces of silver and 3,132 ounces of gold, all from its San Martin silver mine, as compared to 2.39 million ounces of silver and 4,523 ounces of gold in 2001. Revenue was $10.7 million as compared to $10.1 million in 2001. The Company recorded a loss of $0.3 million or $0.01 per share for the year, as compared with a loss of $1.2 million or $0.03 per share for 2001. The reduced loss is directly attributable to the increase in silver prices for the year.

Cost of sales were $9.1 million for the year ended December 31, 2002 as compared to $9.3 million for the year earlier. Cash costs, net of gold credits, were $3.91 per ounce of silver in 2002 as compared to $3.76 in 2001. Total costs, net of gold credits, were $4.32 per ounce of silver in 2002, as compared to $4.15 in 2001. General and administrative expenses were $1.0 million for the year as compared to $0.8 million in 2002. The increase in General and administrative expenses are a result of a $0.1 million one time tax accrual at year-end and a $0.1 million capital tax adjustment. Depreciation and depletion were $1.0 million in 2002 as compared to $1.0 million in 2001. Depreciation was relatively unchanged from the previous year.

Liquidity and Capital Resources

Working capital at December 31, 2002 was $0.3 million (comprised of cash of $0.5 million and accounts receivable, inventory and prepaid expenses of $1.5 million, less current liabilities of $1.7 million) as compared to a working capital of $0.1 million at December 31, 2001 (comprised of cash of $0.3 million and accounts receivable, inventory and prepaid expenses of $1.6 million, less current liabilities of $1.8 million). This increase in working capital was a result of the issuance of common shares of the Company on the exercise of stock options. During the year the Company issued 1,000,000 shares from treasury on the exercise of employee and Director stock options for net proceeds of $376,720. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers, by maintaining adequate liquidity and by cost control initiatives.

Future Income taxes

During this year's audit, the Company's auditors recommended that the Company implement and apply a new standard on future income tax liabilities, the effect of which is to cause a restatement of the Company's 2001 future income tax liability. Essentially, the future income tax liability noted in the 2001 statements has been reduced by $149,000 while the Company's loss in 2001 was reduced by $874,354.

Outlook for 2003

Management anticipates that 2003 production from the San Martin mine will be similar to 2002 production at costs comparable to those of 2002. The completion of a new haulage adit will provide access to new areas of mineralization and management has established completion of this adit as a priority. In addition, the Company is proceeding with an exploration plan designed to increase the mine's reserves. Unless silver prices improve significantly, the Company will not be able to fund the entire cost of this program through internally generated cash flow and may need to seek other sources of funding, including an equity issue. There is no guarantee that an equity offering will be successful. If the exploration program is successful, then the mine would have ore available for several years of operations. If the exploration program is unsuccessful, then the Company's operational ability may be impaired within three years, as current reserves are exhausted.

Unions represent mine workers. Contracts with those unions are renegotiated annually, at year-end. New contracts for 2003 have been negotiated and labour relations are not expected to have a material impact on the operation. While the Company maintains a policy of paying slightly more to its miners than its competitors, there is a limited pool of suitable miners available locally. This labour shortage has been addressed by hiring contractors to advance the new mine production portal and adit.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. The worldwide annual silver deficit has been estimated at approximately 120 million ounces in each of the last 13 years. Industry analysts have predicted a silver supply shortage for several years. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Management's Responsibility for Financial Reporting

The consolidated financial statements of **First Silver Reserve Inc.** have been prepared by, and are the responsibility of, the company's management in accordance with accounting principles generally accepted in Canada, and reflect management's best estimates and judgement on information currently available. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements prior to submitting the consolidated financial statements to the Board of Directors for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.



Hector Davila Santos
President
Vancouver, B.C.
March 26, 2003

Auditors' Report

To the Shareholders of
First Silver Reserve Inc.

We have audited the consolidated balance sheets of **First Silver Reserve Inc.** as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.



Chartered Accountants

Vancouver, B.C.

March 26, 2003

First Silver Reserve Inc.

Consolidated Balance Sheets

As at December 31, 2002 and 2001

(expressed in U.S. dollars)

	2002 $	2001 $ (Restated - note 6)
Assets		
Current assets		
Cash and cash equivalents	497,277	340,701
Accounts receivable	784,888	866,149
Inventories (note 4)	620,223	593,569
Prepaid expenses	81,689	83,990
	1,984,077	1,884,409
Resource assets (note 5)	4,373,487	4,607,723
	6,357,564	6,492,132
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	891,426	988,990
Taxes payable	807,107	801,134
	1,698,533	1,790,124
Future income taxes (note 6)	734,849	952,200
Other long-term liabilities (note 7)	2,668,445	2,582,559
	5,101,827	5,324,883
Shareholders' Equity		
Capital stock (note 8)	1,186,861	810,141
Retained earnings	68,876	357,108
	1,255,737	1,167,249
	6,357,564	6,492,132

Nature of operations and going concern (note 1)

Approved by the Board of Directors

 Director  Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31, 2002 and 2001

(expressed in U.S. dollars)

	2002 $	2001 $ (Restated - note 6)
Revenue		
Sales	10,743,446	10,090,143
Cost and expenses		
Cost of sales (note 9(a))	9,125,941	9,301,517
General and administrative (note 9(c))	1,003,668	751,092
Depreciation and depletion	1,036,014	1,032,153
Foreign exchange gain (loss)	58,878	(43,154)
Write-off of resource assets (note 5(a))	-	907,665
Other expense (income)	24,528	(75,672)
	11,249,029	11,873,601
Loss before income taxes	(505,583)	(1,783,458)
Recovery of income taxes (note 6)	217,351	610,533
Loss for the year	(288,232)	(1,172,925)
Retained earnings - Beginning of year		
As previously reported	208,108	2,255,387
Change in future income tax liability (note 6)	149,000	(725,354)
As restated	357,108	1,530,033
Retained earnings - End of year	68,876	357,108
Basic and diluted loss per share (notes 3 and 6)	(0.01)	(0.03)
Weighted average shares outstanding	37,356,606	36,671,921

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001

(expressed in U.S. dollars)

	2002 $	2001 $ (Restated - note 6)
Cash flows from operating activities		
Loss for the year	(288,232)	(1,172,925)
Items not affecting cash		
Depreciation and depletion	1,036,014	1,032,153
Future income taxes	(217,351)	(610,533)
Write-off of resource assets	-	907,665
	530,431	156,360
Changes in non-cash working capital items	51,203	652,771
	581,634	809,131
Cash flows from financing activities		
Issue of common shares	376,720	-
Cash flows from investing activities		
Resource asset expenditures	(801,778)	(840,278)
Proceeds on sale of resource assets	-	80,050
	(801,778)	(760,228)
Increase in cash and cash equivalents	156,576	48,903
Cash and cash equivalents - Beginning of year	340,701	291,798
Cash and cash equivalents - End of year	497,277	340,701

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations and going concern

First Silver Reserve Inc. (the company), through its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon is engaged in silver mining and related activities in Mexico, including exploration, extraction, and processing.

For the company to realize its commitments as they become due, the company will have to generate cash flows from operations which is dependent upon obtaining better silver prices, more favourable exchange rates and completion of the necessary development work at the San Martin Mine. The ability of the company to complete the necessary development work is dependent on the company raising additional finance. There can be no assurance it will be able to do so.

These consolidated financial statements have been prepared on the going concern basis, which assumes the company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the company is unable to continue operations as a result of a significant decline in silver prices from current levels.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the policies set out below.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary El Pilon.

Foreign currency translation

The functional currency of the company is the Mexican peso (PS$).

The company reports its results in United States dollars. Accordingly, these consolidated financial statements have been prepared using a translation of convenience. Under this method, the assets, liabilities, revenues, and expenses for the years presented have been translated at the United States dollar exchange rate in effect on December 31, 2002 and comparative information has been retranslated at this rate. The exchange rate in effect as at December 31, 2002 was US$1.00: PS$10.479.

Gains or losses on foreign currency transactions are recognized in earnings. The company's operations are in Mexican pesos and, accordingly, the company is exposed to foreign exchange risk.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for purposes of depreciation, and income taxes. Actual results could differ from those reported.

These consolidated financial statements are subject to fluctuations caused by, among other operational factors, the price of silver, Mexican inflation, and the U.S. dollar : Mexican peso exchange rate.

Revenue recognition

Silver revenues are recorded at the estimated net realizable value at the time of shipment.

Inventories

Materials and supplies are valued at the lower of average cost and net replacement value. In process inventories, including ore stockpiles when applicable, are valued at the lower of average production cost and net realizable value.

Property, plant and equipment

Land is carried at historical cost. Plant and equipment are recorded at cost and are depreciated over the estimated lives of the assets on a straight-line basis at the following annual rates:

(expressed in U.S. dollars)

Buildings	5%
Machinery and equipment	10%
Office furniture	10%
Computers	30%
Vehicles	25%

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using proven and probable reserves and an element of resources.

Mineral properties and deferred costs

Mineral property acquisition costs and exploration expenditures relating to properties outside the San Martin silver mine that have mineralization requiring further exploration are deferred until the property is developed, sold, abandoned, or allowed to lapse. If properties are sold, abandoned, or allowed to lapse, the related costs are then written off.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Provision for future reclamation and closure costs

Based on current laws and regulations, no provision for future reclamation and closure costs is required by the company. Should these laws and regulations change in the future, the company will assess the need to record such a provision.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits maturing within 90 days of the original date of acquisition.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (note 8).

(expressed in U.S. dollars)

3 Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 37,356,606 (2001 - 36,671,921). The exercise of outstanding stock options and warrants would be anti-dilutive.

4 Inventories

	2002 $	2001 $
In process inventories	138,919	119,122
Materials and supplies	481,304	474,447
	620,223	593,569

5 Resource assets

			2002
	Cost $	Accumulated depreciation and depletion $	Net $
San Martin Mine			
Land	45,824	-	45,824
Buildings	1,474,004	572,971	901,033
Machinery and equipment	3,274,776	1,417,177	1,857,599
Deferred mine development	3,553,914	2,096,896	1,457,018
Office furniture	114,327	52,887	61,440
Computers	64,915	57,565	7,350
Vehicles	285,354	242,131	43,223
	8,813,114	4,439,627	4,373,487

(expressed in U.S. dollars)

			2001
	Cost $	**Accumulated depreciation and depletion** $	**Net** $
San Martin Mine			
Land	37,792	-	37,792
Buildings	1,474,004	440,674	1,033,330
Machinery and equipment	3,053,114	1,099,430	1,953,684
Deferred mine development	3,000,067	1,562,491	1,437,576
Office furniture	111,308	43,150	68,158
Computers	60,484	52,567	7,917
Vehicles	274,567	205,301	69,266
	8,011,336	3,403,613	4,607,723
Other			
Palmarejo (a)			
Acquisition	149,266	-	149,266
Deferred exploration expenditures	758,399	-	758,399
Written off during the year	(907,665)	-	(907,665)
	-	-	-

a) On June 10, 1997, El Pilon entered into a joint venture agreement with Ameca Gold S.A. de C.V. (Ameca), a company with shareholders related to an officer and director of the company, for the exploration, development, and production of the Palmarejo property in Jalisco State, Mexico.

All costs relating to this property were written off during 2001.

6 Income taxes

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002 $	2001 $ (Restated)
Future income tax assets		
Unused tax losses	782,405	809,380
Resource assets	56,021	66,227
Other provisions	841,317	886,550
	1,679,743	1,762,157
Future income tax liabilities		
Inventory	(208,361)	(225,069)
Accounts receivable	(474,725)	(482,000)
Resource assets - Mexico	(820,000)	(986,829)

(expressed in U.S. dollars)

	(1,503,086)	(1,693,898)
Net future tax asset before valuation allowances	176,657	68,259
Less:		
Valuation allowance - Mexico	(421,940)	(384,798)
Valuation allowance - Canada	(489,566)	(635,661)
Net future tax liability	(734,849)	(952,200)

The recovery of income taxes shown in the consolidated statement of operations and retained earnings differs from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2002 $	2001 $ (Restated)
Statutory rate	39.62%	44.62%
Income tax at statutory rates	(200,312)	(795,779)
Difference in foreign tax rates	13,276	23,375
Benefits of Canadian tax losses not recognized	39,595	50,164
Reduction in Mexican tax rates	(28,566)	-
Benefit of inflationary adjustment for Mexican tax	(43,630)	(36,192)
Benefit of recoverable Mexican asset tax	(86,645)	-
Benefit of Mexican tax assets not recognized	80,796	140,075
Other non-deductible items	8,135	7,824
	(217,351)	(610,533)

The company has estimated Canadian non-capital tax losses of $1,152,433 expiring between 2002 and 2008 and estimated Mexican non-capital losses of $819,418 expiring between 2010 and 2012.

Restatement

During the year the company reviewed the implementation and application of the standard on future income tax liabilities. This has resulted in an amendment to the 2001 and 2000 future income tax liabilities. This amendment has arisen from an improper application of the standard in those and previous years. The effect of this amendment is summarized below:

	2001 $
Future income tax liability before change	1,101,200
Change	(149,000)
Future income tax liability after change	952,200
Loss for the year before change	(2,047,279)
Change	874,354
Loss for the year after change	(1,172,925)
Loss per share before change	(0.06)
Loss per share after change	(0.03)

(expressed in U.S. dollars)

7 Other long-term liabilities

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The company believes it will retain the amount of $1,132,863 received from the bank but the ultimate outcome is uncertain. Principal, interest and penalties have been accrued and are included in other long-term liabilities.

8 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance - December 31, 2000 and 2001	36,671,921	810,141
Exercise of options	1,000,000	376,720
Balance - December 31, 2002	37,671,921	1,186,861

Stock options outstanding

The company has formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at December 31, 2002 and 2001 and the changes for the years then ended:

	2002		2001	
	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$
Options outstanding - Beginning of year	1,530,000	0.55	1,530,000	0.55
Granted	215,000	0.82	-	-
Exercised	(1,000,000)	0.59	-	-
Options outstanding and exercisable - End of year	745,000	0.57	1,530,000	0.55

As at December 31, 2002, the following stock options were outstanding and exercisable:

Number of shares	Exercise price CA$	Expiry date	Weighted average remaining life (years)
695,000	0.55	August 27, 2005	2.7
50,000	0.82	May 16, 2007	4.4
745,000			2.8

(expressed in U.S. dollars)

Stock-based compensation pro forma information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company did not grant any stock options to non-employees. As permitted under the standard, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $71,652 in 2002 in respect of the 215,000 shares it issued to its employees and directors. Pro forma earnings and earnings per share information determined under the fair value method of accounting for stock options are as follows:

	$
Net loss	
As reported	288,232
Compensation expense	71,652
Pro forma	359,884
Net loss per share	
As reported	(0.01)
Pro forma	(0.01)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	75%
Risk-free interest rate	4.33%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

9 Related party transactions

a) During the year ended December 31, 2002, the company paid $1,111,259 (2001 - $1,132,204) for hauling costs to a company with shareholders related to an officer and director of the company. Supplies of $101,934 (2001 - $98,868) were sold at cost to the same company. During 2001, the company also sold equipment for net proceeds of $62,236 to the same company.

b) During the year ended December 31, 2002, the company obtained management and office services from companies, each of which is related by virtue of a common director and officer. The total cost for these services amounted to $38,049 (2001 - $41,220).

c) During the year ended December 31, 2002, the company paid $6,194 (2001 - $17,712) for legal services provided by a company related by virtue of a common director.

10 Segmented information

The company has one operating segment, silver mining and related activities including exploration, extraction, and processing. All assets of the company are located in Mexico except for $167,823 located in Canada.

11 Financial instruments

a) Credit risk

Concentration of credit risk in trade accounts receivable is with one commodity dealer. The company considers the risk of non-performance to be remote due to the credit-worthiness of this broker and the company's past experience with them.

b) Fair values

The carrying values of cash and short-term investments, accounts receivable, and accounts payable and accrued liabilities reflected in the company's consolidated balance sheets approximate fair values.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

May 28, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

- Annual report for the year ending December 31, 2002;
- Notice, Information Circular and Proxy for annual general meeting on June 17, 2003;
- Quarterly report for the first quarter ending March 31, 2003;
- News releases dated February 19, 2003, May 15, 2003 and May 30, 2003.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:



Len W. Brownlie, Director

Encl.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by regular mail.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; **OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

82-3449

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

FIRST SILVER RESERVE INC. (the "Company")

TO BE HELD AT SUITE 584 –885 Dunsmuir Street
Vancouver, B.C., V6C 1N5

ON TUESDAY, JUNE 17, 2003, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Len Brownlie, a Director of the Company, or failing this person, Hector Davila Santos, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5	______	______

		For	Withhold
2.	To elect as Director, Hector Davila Santos	______	______
3.	To elect as Director, James O'Rourke	______	______
4.	To elect as Director, Victor Garcia Jimenez	______	______
5.	To elect as Director, Len Brownlie	______	______
6.	To elect as Director, Robert Young		
7.	To appoint PriceWaterhouseCoopers as Auditors of the Company		

		For	Against
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **First Silver Reserve Inc.** (the "Company") will be held on Tuesday, June 17, 2003 at Suite 584 - 885 Dunsmuir Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2002 and the report of the auditors thereon;

2. To determine the number of directors at five;

3. To elect as directors for the ensuing year:

   Hector Davila Santos
   Len Brownlie
   Victor Garcia Jimenez
   Robert Young
   James Calhoun O'Rourke

4. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and

5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 8th day of May, 2003.

BY ORDER OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
Chairman of the Board

INFORMATION CIRCULAR

For the 2003 Annual General Meeting of Members

of

FIRST SILVER RESERVE INC.
Suite 584 – 885 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 1N5
www.firstsilver.com

(all information as at May 8, 2003 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **First Silver Reserve Inc.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 37,696,921 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on May 08, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Hector Davila Santos [1]	27,117,367	71.9%

(1) Mr. Davila Santos is the Chairman of the Board and President and Chief Executive Officer of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officer"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The dollar amounts referred to herein are shown in Canadian dollars, unless otherwise stated.

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Hector Davila Santos Chairman of the Board, President & CEO	2002	$104,908[1]	$8,260[1]	Nil	635,000	Nil	N/A	Nil
	2001	$111,011	$8,708	Nil	Nil	Nil	N/A	Nil
	2000	$105,585	$8,807	Nil	Nil	Nil	N/A	Nil

(1) Amounts shown are in United States dollars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options or SARs (stock appreciation rights) were granted to the Named Executive Officer.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out details of all exercises of incentive stock options by the Named Executive Officer, other officers and directors, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer and directors. During this period, no outstanding SARs were held by the Named Executive Officer, other officers or directors.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable [2] ($)
Hector Davila Santos	40,000	$32,200	635,000 / Nil	$520,700/ Nil
Directors (4) who are not Executive Officers	615,000	$348,550	25,000*/Nil	$13,750*

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.55 or $0.82*. The closing market price of the Company's shares as at December 31, 2002, (ie. fiscal year end) was $1.37.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2002. Reference is made to "Management Contracts" for particulars of agreements entered into by the Company with companies associated with certain directors and officers of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of The Toronto Stock Exchange. During the most recently completed financial year, the Company granted 215,000 incentive stock options to directors or officers other than the Named Executive Officer.

MANAGEMENT CONTRACTS

Pursuant to a management agreement (the "Brownlie Agreement") dated June 22, 1998 between the Company and Brownlie Management Ltd. ("Brownlie"), a private company wholly-owned by Len Brownlie, the Secretary and a director of the Company, the Company agreed to pay a monthly fee of $2,500 to Brownlie for management services. The Brownlie Agreement may be terminated by either party with 30 days' written notice.

Pursuant to a management agreement (the "LASRAS Agreement") dated June 22, 1998 between the Company and LASRAS Holdings Ltd. ("LASRAS"), a private company wholly-owned by Rodney Shier, the Chief Financial Officer of the Company, the Company agreed to pay a monthly fee of $2,500 to LASRAS for financial management services. The LASRAS Agreement may be terminated by either party with 30 days' written notice.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation [1], Present Position(s) with the Company [2], Resident Country[3]		Date(s) Served as a Director	Common Shares Held [3]
Hector Davila Santos [5] [6], C.V., Chairman of the Board, President and Chief Executive Officer *Mexico*	Director General of Minera El Pilon, S.A. de C.V., the Company's wholly-owned subsidiary.	Since January 24, 1997	27,117,367
Len W. Brownlie, Ph.D, Secretary and Director *Canada*	President of Brownlie Management Ltd. Director and/or officer of various publicly traded companies.	Since June 22, 1998	nil
Victor Garcia Jimenez[4], Director *Mexico*	Lawyer with the legal firm of Garcia Jimenez & Associados.	Since January 24, 1997	nil
Robert Young, B.A.Sc[4] [5] [6], Director *Canada*	Independent geological consultant; formerly Vice-President, Special projects and South American Exploration Manager, TECK Corporation	Nominee	nil
James Calhoun O'Rourke, P. Eng. [4] [5] [6], Director *Canada*	Chairman of the Board of Compliance Coal Corporation.	Since June 22, 1998	nil

(1) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.
(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(4) Members of the Company's Audit Committee.
(5) Members of the Company's Compensation Committee.
(6) Members of the Company's Corporate Governance Committee.
Note: The Company does not have an Executive Committee

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Vancouver Sun, a Vancouver, British Columbia newspaper, on

April 21, 2003. Copies of such Advance Notice of Meeting were delivered to the Ontario and British Columbia Securities Commissions and The Toronto Stock Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSE's corporate governance guidelines, and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk
- the Company's succession planing, including appointing, training and monitoring senior management
- the Company's major business development initiatives
- the integrity of the Company's internal control and management information systems
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget
- approval of the Company's business plan
- acquisition of, or investments in new business
- changes in the nature of the Company's business
- changes in senior management
- all matters as required under the British Columbia *Company Act*

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2002, the Board met five times.

Board Composition and Independence from Management

Composition of the Board

The Board of Directors currently consists of 5 directors: Hector Davila Santos; Len W. Brownlie; Victor Garcia Jimenez; Lawrence D. Barr and James C. O'Rourke.

Unrelated Directors

An "unrelated" director, under the TSE guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSE guidelines place emphasis on the ability of a director to exercise objective judgement, independent of management.

On an application of these definitions, three of the Company's five existing and proposed directors are unrelated. The related directors of the Company are Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company and Len W. Brownlie, the Coporate Secretary of the Company. Mr. Davila Santos is also a significant shareholder.

Independence of the Board from Management

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised of a majority of unrelated directors. The committees, their mandates and memberships are outlined below:

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending

December 31, 2002, this Committee met once. During the year ending December 31, 2002, this Committee was composed of Victor Garcia Jimenez, Lawrence D. Barr and James Calhoun O'Rourke, all of whom were unrelated directors.

Compensation Committee

The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending December 31, 2002, this Committee met once. During the year ending December 31, 2002, this Committee was composed of Hector Davila Santos, Lawrence D. Barr and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the board of directors and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the year ending December 31, 2002, this Committee was composed of Hector Davila Santos, Lawrence D. Barr and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on April 4, 1997.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ON BEHALF OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
President

SCHEDULE "A"

	TSE Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
1	Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Compensation Committee monitors the performance of senior management generally. The Board also reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Hector Davila Santos the Chairman, President and Chief Executive Officer Hector Davila Santos is related Len W. Brownlie - corporate officer, is related

TSE Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Hector Davila Santos - Related - is Chairman, President and Chief Executive Officer of the Company. Len W. Brownlie – Related – corporate officer For the remainder of directors and the proposed directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder Victor Garcia Jimenez - Unrelated Lawrence D. Barr – Unrelated James Calhoun O'Rourke - Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	Yes	The Corporate Governance Committee has the mandate to assess the performance and qualification of directors and to assess and recommend potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	
5	Implement a process for assessing the effectiveness of the board, its committee and directors	Yes	The Corporate Governance Committee has the mandate to review.
6	Provide orientation and education programs for new directors	Yes	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors. In the past, all new directors have received corporate governance materials and have performed due diligence trips to the mine site
7	Consider reducing size of board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Compensation Committee considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration.

TSE Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
9.a.	Committees should generally be composed of non-management directors	Yes	All board committees are composed a majority of non-management directors. Specifically, the audit committee is composed entirely of non-management directors.
9.b.	Majority of committee members should be unrelated.	Yes	All board committees are composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.
13.b.	All members should be non-management directors	Yes	
14	Implement a system to enable individual directors to engage outside advisors, at Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.